                                                                    EXHIBIT 99.1

Neta Eshed
General Counsel
Metalink Ltd.
Tel: 972-77-4495900
Fax: 972-77-4495901
Neta@Mtlk.com

                   METALINK REPORTS THIRD QUARTER 2010 RESULTS
              o Prepays all outstanding loan for a $50,000 discount
                o Appoints Oren Brooks as Chief Financial Officer

GEALYA, ISRAEL, December 15, 2010 - Metalink Ltd. (NASDAQ: MTLK), today announced its unaudited financial results for the third quarter of 2010 ended
September 30, 2010.

FINANCIAL RESULTS

FINANCIAL HIGHLIGHTS FOR THE THIRD QUARTER OF 2010: Revenues for the third quarter of 2010 were $0.36 million compared to $0 million for the third quarter of 2009; the revenues are only from Metalink's continuing operation, the legacy
DSL sales. Net profit for the period from continuing operation was $0.12 million, or $0.046 per share, compared to net loss of $(1.6) million, or $(0.64)
per share, for the third quarter of 2009. Net income for the period from discontinued operation was $0 million, or $0 per share, compared to net loss
$(2,343) million, or $(0.92) per share, for the third quarter of 2009.

FOR THE FIRST 9 MONTHS OF 2010: Revenues for the period were $0.62 million, compared to $3.3 million for the period in 2009; the revenues are only from
Metalink's continuing operation, the legacy DSL sales. Net loss for the period from continuing operation was $(0.43) million, or $(0.158) per share, compared to $(3.38) million, or $(1.38) per share, for the first nine months of 2009. Net income for the period from discontinued operation was $6.8 million, or $2.53 per share, compared to net loss $(8.46) million, or $(3.44) per share, for the first nine months of 2009.

CASH STATUS: Metalink's cash, cash equivalents, as of September 30, 2010 were
$3.52 million.

OTHER HIGHLIGHTS

FULL REPAYMENT OF LOAN: As previously announced, the remainder of $350,000 owed to the institutional investor was to be paid in three installments between
September 30, 2010 and March 31, 2011. However, as recently agreed with the lender, the Company paid the lender $300,000 on December 13, 2010 as a full repayment of the remaining balance, such that the lender granted the Company a
$50,000 discount in consideration for the early prepayment.

APPOINTMENT OF CFO: Mr. Oren Brooks, 45, is one of the founders at Brooks-Keret
Financial Services Ltd, a reputable Israeli provider of financial and accounting services. He is an experienced CPA, who served with controlling and CFO services a various start-up's and other companies, he holds a BA degree in accounting and statistics from TA University. Mr. Brooks will be serving as CFO commencing as of December, 2010, as part of the Company's engagement with Brooks-Keret to provide CFO and other financial and accounting services to the Company. He will replace Mr. Rony Eizenshtein, a senior manager at Brooks-Keret, who served as the Company's CFO since March 31, 2010.

ABOUT METALINK

Metalink shares trade on NASDAQ under the symbol "MTLK". For more information, please visit our website at http;//www.MTLK.com.

                                       ###

                              SAFE HARBOR STATEMENT

This press release contains "forward looking statements" within the meaning of the United States securities laws. Words such as "aim," "expect," "estimate,"
"project," "forecast," "anticipate," "intend," "plan," "may," "will," "could,"
"should," "believe," "predicts," "potential," "continue," and similar expressions are intended to identify such forward-looking statements. Because such statements deal with future events, they are subject to various risks and uncertainties that could cause actual results to differ materially from those in the forward looking statements. Factors that could cause or contribute to such differences include, but are not limited to: absence of significant operations following the Lantiq transaction; uncertainty as to our future business model and our ability to identify and evaluate suitable business opportunities; and
our U.S. shareholders may suffer adverse tax consequences if we will be classified as a passive foreign investment company. Additional factors that could cause actual results to differ materially from these forward-looking statements are set forth from time to time in Metalink's filings with the
Securities and Exchange Commission, including Metalink's Annual Report in Form
F-20. Readers are cautioned not to place undue reliance on forward-looking statements. Except as required by applicable law, the Company undertakes no obligation to republish or revise forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrences of unanticipated events. The Company cannot guarantee future results, events, and levels of activity, performance, or achievements.

                                 (TABLES FOLLOW)

                                  METALINK LTD.

                           CONSOLIDATED BALANCE SHEETS

                                                                         SEPTEMBER 30,     DECEMBER 31,
                                                                          ---------        ---------
                                                                            2010              2009
                                                                          ---------        ---------
                                                                         (UNAUDITED)
                                                                          ---------
                                                                       (IN THOUSANDS EXCEPT SHARE DATA)
                                                                          --------------------------
ASSETS
CURRENT ASSETS
  Cash and cash equivalents                                               $   3,523        $   2,273
  Trade accounts receivable                                                     264              461
  Other receivables                                                           1,997              602
  Prepaid expenses                                                               29               88
  Inventories                                                                    60            1,068
                                                                          ---------        ---------
       Total current assets                                                   5,873            4,492
                                                                          ---------        ---------

SEVERANCE PAY FUND                                                               16            1,229
                                                                          ---------        ---------

PROPERTY AND EQUIPMENT, NET                                                      85            2,145
                                                                          =========        =========

       Total assets                                                       $   5,974        $   7,866
                                                                          =========        =========

LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES
  Trade accounts payable                                                  $     193        $   1,542
  Other payables and accrued expenses                                         1,422            3,239
  Short-term loan                                                               350            4,100
  Warrants to issue shares                                                        -              289
                                                                          ---------        ---------
       Total current liabilities                                              1,965            9,170
                                                                          ---------        ---------

ACCRUED SEVERANCE PAY                                                           288            1,798
                                                                          ---------        ---------

SHAREHOLDERS' EQUITY*
  Ordinary shares of NIS 1.0 par value (Authorized - 5,000,000 shares, issued and outstanding - 2,780,231 and 2,663,723
    shares as of June 30, 2010 and December 31, 2009,
    respectively)                                                               790              759
  Additional paid-in capital                                                158,110          157,692
  Accumulated deficit                                                      (145,294)        (151,668)
                                                                          ---------        ---------
                                                                             13,606            6,783
                                                                          ---------        ---------

  Treasury stock, at cost; 89,850 as of
     June 30, 2010 and December 31, 2009                                     (9,885)          (9,885)
                                                                          ---------        ---------
       Total shareholders' equity                                             3,721           (3,102)
                                                                          =========        =========
       Total liabilities and shareholders' equity                         $   5,974        $   7,866
                                                                          =========        =========

* The number of shares have been adjusted retroactively to reflect the one for ten reverse split of our ordinary shares dated February 22, 2010.

                                  METALINK LTD.

                      CONSOLIDATED STATEMENTS OF OPERATIONS

                                                                 THREE MONTHS ENDED                   NINE MONTHS ENDED
                                                                    SEPTEMBER 30,                        SEPTEMBER 30,
                                                          -------------------------------      -------------------------------
                                                             2010               2009              2010                 2009
                                                          -----------        ------------      ------------        -----------
                                                                   (UNAUDITED)                           (UNAUDITED)
                                                          --------------------------------------------------------------------
                                                                                    (IN THOUSANDS,
                                                                           EXCEPT SHARE AND PER SHARE DATA)
                                                          --------------------------------------------------------------------

Revenues                                                  $       363        $         -        $       621        $     3,288
Cost of revenues:
  Costs and expenses                                               37                  5                 75              1,005
  Royalties to the Government of Israel                             8                  -                 11                 99
                                                          -----------        -----------        -----------        -----------
      Total cost of revenues                                       45                  5                 86              1,104
                                                          -----------        -----------        -----------        -----------

      GROSS PROFIT                                                318                 (5)               535              2,184
                                                          -----------        -----------        -----------        -----------

Operating expenses:
  Gross research and development                                    -                  -                  -                  -
  Less - Royalty bearing and other grants                           -                  -                  -                  -
                                                          -----------        -----------        -----------        -----------
  Research and development, net                                     -                  -                  -                  -
                                                          -----------        -----------        -----------        -----------

  Selling and marketing                                             -                  -                  -                  -
  General and administrative                                      270                396                920              1,826
                                                          -----------        -----------        -----------        -----------
   Total operating expenses                                       270                396                920              1,826
                                                          -----------        -----------        -----------        -----------

   OPERATING PROFIT (LOSS)                                         48               (401)              (385)               358

Financial income (expenses), net                                   75             (1,221)               (40)            (3,734)
                                                          -----------        -----------        -----------        -----------

   NET LOSS FROM CONTINUING OPERATION                     $       123        $    (1,622)       $      (425)       $    (3,376)
                                                          ===========        ===========        ===========        ===========

  DISCONTINUED OPERATION
  Operating loss from discontinued operation                        0             (2,343)              (108)            (8,457)
  Capital gain from sale of discontinued operation                  -                  -              6,907                  -
                                                          -----------        -----------        -----------        -----------
  NET PROFIT (LOSS) FROM DISCONTINUED OPERATION           $         0        $    (2,343)       $     6,799        $    (8,457)
                                                          ===========        ===========        ===========        ===========

NET PROFIT (LOSS)                                         $       123        $    (3,965)       $     6,374        $   (11,833)
                                                          ===========        ===========        ===========        ===========

PER SHARE DATA-
Basic and Diluted loss from continuing operations         $     0.046        $     (0.64)       $    (0.158)       $     (1.38)
                                                          ===========        ===========        ===========        ===========

Basic and Diluted earnings (loss) from discontinued
operations                                                $         0        $     (0.92)       $     2.527        $     (3.44)
                                                          ===========        ===========        ===========        ===========
Basic and Diluted earnings (loss)                         $     0.046        $     (1.56)       $     2.369        $     (4.82)
                                                          ===========        ===========        ===========        ===========

SHARES USED IN COMPUTING LOSS PER ORDINARY SHARE*:

Basic and Diluted                                           2,690,383          2,553,173          2,690,383          2,452,936
                                                          ===========        ===========        ===========        ===========

* Shares used for loss per share calculation have been adjusted retroactively to reflect the one for ten reverse split of our ordinary shares dated February 22,
2010.